UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42153

TOYO Co., Ltd

Tennoz First Tower, F16

2-2-4, Higashi-Shinagawa, Shinagawa-ku

Tokyo, Japan 140-0002

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

EXPLANATORY NOTE

A copy of the investor presentation of TOYO Co., Ltd (“TOYO”), a Cayman Islands exempted company, at the conference call held by TOYO to discuss its first half 2025 results held on September 8, 2025, is being furnished as Exhibit 99.1 with this Report on Form 6-K.

A copy of the press release of TOYO, published on September 8, 2025 relating to its unaudited financial results of the six months ended June 30, 2025 is being furnished as Exhibit 99.2 with this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Investor Presentation dated September 8, 2025
99.2	Press Release dated September 8, 2025

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOYO Co., Ltd

By:	/s/ Junsei Ryu
Name:	Junsei Ryu
Title:	Director and Chief Executive Officer

Date: September 9, 2025

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